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                                                                    EXHIBIT 11.1

                        ROGUE WAVE SOFTWARE CORPORATION

            STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE
                     (in thousands, except per share data)

                                                                                      YEAR ENDED SEPTEMBER 30,
                                                                                -------------------------------------
                                                                                   1995         1996         1997
                                                                                -----------  -----------  -----------
Weighted average common shares................................................        4,129        5,077        8,807
Dilutive common stock options using the treasury stock method.................          421        1,325        1,381
Weighted average shares assuming conversion of preferred stock................          391        1,191          232
                                                                                     ------       ------      -------
Total shares used for per share calculations..................................        4,941        7,593       10,420
Net income....................................................................       $  104       $   48      $ 3,704
Pro forma net income..........................................................       $   95       $   43      $ 3,388
Basic earnings per share......................................................       $ 0.03       $ 0.01      $  0.42
Diluted earnings per share....................................................       $ 0.02       $ 0.01      $  0.36
Pro forma basic earnings per share............................................       $ 0.02       $ 0.01      $  0.38
Pro forma diluted earnings per share..........................................       $ 0.02       $ 0.01      $  0.33
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